
Mail Stop 3030

May 27, 2016

Via E-mail
Alan Milinazzo
Chief Executive Officer
InspireMD, Inc.
321 Columbus Avenue
Boston, MA 02116

>   **Re: InspireMD, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 19, 2016**
>   **File No. 333-210760**

Dear Mr. Milinazzo:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2016 letter.

Fee Table

1.   We note your revisions in response to prior comment 1. Please include a fee table that shows the maximum aggregate offering price for the preferred stock separate from the maximum aggregate offering price for the warrants. Also, please show us your calculations supporting your disclosure regarding the maximum aggregate offering price of the securities to be issued to the placement agent; cite all authority on which you rely.

Prospectus Cover

2.   Please disclose the date that the offering will end. If you have not made any arrangements to place the funds in an escrow, trust, or similar account, state this fact and describe the effect on investors. See Regulation S-K Item 501(b)(8)(iii).

Plan of Distribution, page 91

3.   We note your revised disclosure and response to prior comment 3. Please reconcile your disclosure that the "placement agent will not purchase or sell any securities offered by [you] under this prospectus for its own account" with your disclosure that the placement agent "may participate in this offering on the same terms and conditions as the investors participating in this offering." Include in your response to us a description of the activity contemplated by the placement agent that the statements quoted in this comment are intended to address.

4.   Please tell us the authority on which you rely to limit the disclosure added in response to the last sentence of prior comment 3 to relationships during the past 180 days.

Exhibits

5.   Please file the exhibits that you identify as "to be filed by amendment." Also tell us which exhibit represents the warrant offered in this transaction.

        Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
        Haynes and Boone, LLP